Pediment Exploration Ltd.                       -

905 West Pender Street #300, Vancouver, British Columbia, Canada  V6C 1L6

  Telephone: 604-682-4418

  Facsimile: 604-683-8557

  E-mail: investor@pedimentexploration.com

July 25, 2007

Jason Wynn

US Securities and Exchange Commission

Office of Emerging Growth Companies

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-FR Registration Statement

    Pacific Asia China Energy Inc.; SEC file # 0-52208

Dear Mr. Wynn:

You are being sent by US Mail: three highlighted copy of the Company’s Form 20-FR Registration Statement Amendment #1 illustrating the changes, for your use.

The actual Form 20-FR Registration Statement Amendment #1 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-FR text page numbers.

Response to SEC Letter dated 4/18/2007:

Comment  Page  Response

      1        The Company is aware of the “ongoing” filing requirement

               applicable upon the Company’s “effectiveness.

      2        Parallel changes made throughout document as needed.

      3        Disclosure updated throughout document to most practicable date.

      4     3  “Introduction” expanded slightly; cross-references added to location of requested material located elsewhere in

               Registration Statement.

      5     3  Disclosure about contingent share issuance in amended text.

      6     3  Disclosure about number of employees added to “Introduction”.

      7  32/36/40   Excessively technical text deleted.

      8    13  “Selected Financial Data” text expanded to include “US GAAS”.

      9    14  “Selected Financial Data” table includes five years of audited data.

     10    14  “Selected Financial Data” table expanded to include “Un-audited”.

     11        “Capitalization”, Table #5, updated.

               RISK FACTORS

     12  19-26   Risk Factor headlines revised to more clearly state the

                 specific risk to the Company.

     13  25/26   Various risk factors revised to more clearly state the specific risk to the Company.  Deleted “no assurance” reference.

     14    18  “The expense of meeting environmental regulations ...”

                risk factor expanded to provide suggested cross reference to

           32   more detailed discussion of applicable environment

                regulations/permits and status of Company’s compliance.

     15    18  “The expense of meeting environmental regulations ...”

               risk factor expanded to state:

                 The Company has created no reserve for exposure to

                 environmental liabilities.  Further, the Company is unable to predict the ultimate cost of compliance or the extent of

                 liability risks.

     16  20/57  Risk Factor and MD&A updated to indicate sufficient funds on hand to enable operations “through Fiscal 2007, at least”.  MDA discussion contains reference to available working capital.

     17  20/57  Risk Factor and MD&A updated to indicate sufficient funds on hand to enable operations “through Fiscal 2007, at least”.

     18    24  Salient risk of not paying dividends added to risk factor.

     19        The Company has no “agent” in the United States.

     20        There is no material “change of business focus” associated with past “Name Changes”.

     21   31   “Unsupportable statement” deleted.

     22   31   Reference to Penoles and Newmont, un-related third parties is deleted.

     23  29/32/32/34    Promotional language, ie, “strong evidence” deleted.

     24   31   Melvin Hendrick identified as “expert” in amended text and consent included in Exhibits.

     25   38/40   a.  Regarding the Inmet contract, text amended to state:

                      “All regulatory and due diligence approvals have been

                      completed.  All required cash payments, share issuances,

                      and exploration expenditures have been made on time”.

             64   b.   Discussion of Inmet agreement expanded.

     26   66   Regulatory approval is pending.

     27        The Inmet contract is filed as an exhibit in the amended

               Form 20-FR and listed in ITEM 10C.

     28   42   “Property, Plant & Equipment”: introductory paragraph expanded to name all properties with locations and state that all properties

               100% owned.

     29        “Operating & Financial Review”:

          59      a.  discussion of consultants expanded

          59      b.  PODbook losses explained and language simplified.

     30        “Critical Accounting Policies”:

               The prior discussion identified no “policies”.

               Further, under USGAAP, the Company has expended all costs

               associated with its exploration properties; and the Company has only a few employees.  Adding discussion of the Company’s

               accounting policies regarding capitalization of property costs under Canadian GAAP seems unnecessary.

     31   64    “Liquidity & Capital Resources”:

                  Discussion expanded to disclose date through which existing funding is deemed sufficient.

     32   66   Promotional language deleted.

     33   69   Reference to June 2005 technical report deleted.

     34   63   Discussion of Fiscal 2005 “other income” expanded.

     35   71   Mr. Aelicks’ resume expanded to include full five years.

     36   72   Reference to Mr. Halvorson’s “expertise” deleted.

     37  95/96   Discussion of “Article” expanded as suggested.

     38   98   “Material Contract” section amended to provide cross-reference to expanded discussion of referenced contracts.

     39  100  ITEM #11 amended to disclose “not applicable” for “small business”

     40       Signed audit report included in amended Form 20-FR.

     41       Revised FY2004 audit report included in amended Form 20-FR.

42. Please provide financial statements and related notes that include totals and subtotals for your statement captions

We believe that we have included financial statements and related notes, which include all totals and subtotals for financial statement captions.

43. It appears from your disclosures that you are an “exploratory stage” company under both Canadian and U.S. standards of disclosure for mineral projects.  Please include disclosures including a statement contained in your financial statement headers indicating your stage of development.  Please refer to part 1- Definitions/Interpretation of NI 43-101, and SEC Industry Guide 7.

We have amended our financial statement in note 1 disclosure and our financial statement headers indicating that we are “An exploration stage company”.

44. Please explain the adjustment reflected to your Deficit in 2005. Tell us why you have not included the amount in the determination of Net Income for the year. Otherwise, explain why the financial statements should not be restated to reflect this adjustment to your accumulated deficit.

The company first intended to enter into this transaction in 2004, however, the transaction did not close until late 2005. In the mean time, we advanced funding to the subsidiary to finance its operations. Under Canadian and US GAAP, the excess of purchase price over the net assets acquired should be allocated to the fair value of the net assets acquired in a business combination. Under Canadian GAAP this amount would have been capitalized as part of resource properties whereas for US GAAP the amount would have been expensed as resource expenditures. However, as a result of this relationships and the immaterial amount we treated this transaction as a related party, under Canadian GAAP for related party transactions, the property must be recorded at carrying amount as the resource properties cannot exceed the amount at which the acquired company carried it on its books, therefore the difference is recorded through deficit.

We have amended our US vs Cdn GAAP reconciliation note to reflect the fact that this amount should have been recorded as resource expenditures in the statement of operations for US GAAP presentation.

45. Please modify your financial statement caption for “Liabilities written-off” to more clearly describe the line item. It appears from elsewhere in your document that the amount relates to gains of the extinguishment of debt.

We agree with your analysis and have changed the caption in our statements to “Gain on extinguishment of debt”

46. Please provide an analysis of the changes in equity including your accumulated deficit for all years presented. We note from other disclosures including those on page 57 that indicate adjustments directly to your accumulated deficit. Refer to Item 8 A.1(c) of Form 20-F.

We have added a statement of shareholders’ equity to provide the required disclosure.

47. Please explain the line item included in your Financing Activities section described as “Settlement of debt for shares”. It appears this adjustment represents a non-cash event, and it is unclear why this amount is included in your statement.

We have changed the statement of cash flow to properly record settlement of debt.

48. Please explain the line item “Adjustment for acquisition of subsidiary”. Tell us if this line item represents a cash outflow.

This amount represents the net assets acquired other than resource properties from the acquisition disclosed in note 5(d). Included in this amount was $9,778 of cash acquired through the purchase of the subsidiary, the remaining amount is a non-cash transaction. We have amended the statement of cash flows to reflect this change.

49. We note your disclosure that indicates your functional currency for the company and all its subsidiaries is the Canadian dollar under both Canadian and US GAAP. Please explain this conclusion with respect to your operations in Mexico. We note your disclosures of foreign currency translation adjustments.

Because the Mexican subsidiary depends on the parent company for funding we have determined that the Mexican subsidiary is integrated for the purpose of translation. As a result we have re-measured the financial statements of the Mexican subsidiary into Canadian dollars by translating monetary assets and liabilities at the year end rate, non-monetary assets and liabilities at historical rate, revenue and expenses at average rate for the year with the resulting gain or loss on exchange charged to operations.

50. Please explain your disclosure that indicates the transaction with Pitalla was to initially be accounted for as a reverse takeover. Please refer to EIC 10 and tell us how you were able to conclude that the transaction did not constitute a reverse merger.

At the time we intended to enter into the transaction the number of shares we would have issued in order to acquire the subsidiary would have exceeded the number of shares we had outstanding at the time. Had this happened at that time, the transaction would have qualified as a reverse take over. However, since the transaction took place at a later date, we completed a private placement concurrent with the transaction and as a requirement for the transaction to complete. As a result, the number of shares issued in the transaction was less than the total shares issued and outstanding at the time of the transaction, including the placement, and thus the transaction did not constitute a reverse merger.

51. We note your policy regarding exploration expenditures under U.S. GAAP. Please note that for U.S. GAAP purposes, costs that are exploratory in nature shall be expensed as incurred regardless of the existence of reserves of the likelihood of commercial feasibility. This includes efforts to identify additional reserves within a concession often referred to as “near mine exploration”. Revise your policy accordingly.

We agree and have changed our financial statements accordingly.

52. Please explain why you have not included an adjustment to arrive at U.S. GAAP comprehensive income relating t your foreign exchange translation. Please refer to paragraph 13, of SFAS 52.

As discussed in answer to your comment No. 49 above, the Mexican subsidiary is an integrated subsidiary and for this reason, gains and losses on exchange are charged to operations as opposed to other comprehensive income.

ENGINEERING COMMENTS

     53/54   The Company is aware of the differences between US and Canadian restrictions regarding disclosure about exploration results and non-proven results.  The Company will attempt to add disclaimer disclosure for US-resident readers to its website and press releases; and to bring the Canadian disclosure closer to being in line with US disclosure.

     55     42   Description of sampling added to ITEM #4B.

Sample collection

All samples are collected directly or under the strict supervision of Pediment’s geological staff. Diamond drill samples are cut with a diamond saw after logging and reverse-circulation drill chips are split at the drill site. Coordinates, rock types and any other data of interest is recorded at the site. All data related to the samples is then compiled into a database in our Hermosillo offices and is constantly maintained and updated.

QA/QC

Standards, blanks and duplicates are inserted in drill and trench workorders when sent to the lab for assay. All results are checked for accuracy, precision and contamination and re-run assays are requested if needed.

Only accredited labs are used by Pediment (ALS Chemex, ACME), and whenever possible their own preparation labs in Mexico are used as well.

The database is being updated regularly and any irregularity is documented and followed-up.

     56    51/55/56    Inappropriate discussion of reserves deleted.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Thank you.

Sincerely,

PEDIMENT EXPLORATION LTD.

Gary Freeman

Gary Freeman

President and Director